Heidmar Maritime Holdings Corp.

89 Akti Miaouli

Piraeus 18538, Greece

VIA EDGAR

November 15, 2024

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Re:	Heidmar Maritime Holdings Corp.

Amendment No. 1 to Draft Registrant Statement on Form F-4

Submitted September 30, 2024

CIK No. 0002029471

Dear Ms. Majmudar:

We thank you for the letter, dated October 17, 2024 (the “Staff’s Letter”), from the staff of the Securities and Exchange Commission (the “Staff”) regarding the abovementioned Amendment No. 1 to the Draft Registration Statement on Form F-4 (the “Draft Registration Statement”) of Heidmar Maritime Holdings Corp. (the “Company”, “we”, “us” or “our”). This letter is in response to the Staff’s Letter. For convenience, we have restated each of the Staff’s comments below in bold text, followed by our response. We are concurrently submitting with this letter Amendment No. 2 to the Draft Registration Statement on Form F-4 (“Amendment No. 2”). Capitalized terms used, but not defined, in this letter have the meaning ascribed to such terms in Amendment No. 2.

Amendment No. 1 to Draft Registrant Statement on Form F-4

Voting and Support Agreement, page 18

1.

We note your response to prior comment 4, Specifically, you state that the affirmative vote of only a small percentage, or perhaps none, of the MGO Shares that are held by parties other than the MGO Principals or other parties to voting agreements will be required to approve the Business Combination. Please revise this section to provide the percentage of shares held by the MGO Principals, and the vote required for approval by parties other than the MGO Principals. Provide similar disclosure on the cover page. Please update this information in subsequent amendments, as necessary.

In response to the Staff’s comment, the Company has revised its disclosure on the cover page and on pages 6-7, 18, 20-21, 44, 118 of Amendment No. 2 to describe the current status of parties to the Voting and Support Agreements, including discussions around MGO’s obligations in this regard under the Business Combination Agreement. The Company respectfully advises the Staff that the parties have not executed an amendment binding MGO to a specific minimum percentage of MGO Shares that must be subject to a Voting and Support Agreement. The Company undertakes to provide in a subsequent amendment this percentage, and the corresponding percentage of MGO Shares held by other investors that would be required for approval of the Business Combination at the Special Meeting.

November 15, 2024

The Business Combination

Background of the Business Combination, page 91

2.

We note your response to prior comment 5. Please expand your disclosure at page 92 and at page 102 under “MGO’s Board of Directors’ Reasons for the Approval of the Business Combination” to address how you considered the risks and challenges of entering an industry where you do not have prior experience.

In response to the Staff’s comment, the Company has revised its disclosure on pages 92 and 103 of Amendment No. 2 to address how MGO considered the risks and challenges of entering an industry where it does not have prior experience.

3.

We note your response to our prior comment 6 and your disclosure stating that in late 2023, “Maxim was made aware that Heidmar was interested in pursuing a merger with a public company.” Please revise your disclosure to clarify how Maxim was made aware of Heidmar’s interest in merging with a public company and the parties involved in that discussion.

In response to the Staff’s comment, the Company has revised its disclosure on page 92 of Amendment No. 2 to clarify how Maxim became aware of Heidmar’s interest in merging with a public company and the parties involved in that discussion.

4.

We note your response to our prior comment 8 and re-issue it in part. You disclose that the equity valuations of MGO and Heidmar were “based on the view of the MGO Representatives of the amount of consideration MGO stockholders should receive in the merger transaction and advice given to the MGO Representatives by Maxim who has experience with transactions involving companies similar to Heidmar.” Revise to provide specific details, including any quantitative and qualitative analysis supporting the equity valuations.

In response to the Staff’s comment, the Company has revised its disclosure on page 93 of Amendment No. 2 to provide additional information.

5.

We note your response to prior comment 9 and reissue. Please provide additional detail regarding the substance of the referenced meetings, including the material terms that were discussed, how positions differed, and how such differences ultimately were resolved. In particular, we note your discussion of the negotiations from February 12, 2024 until June 18, 2024 requires additional detail.

In response to the Staff’s comment, the Company has revised its disclosure on pages 95-98 of Amendment No. 2 to provide additional information.

November 15, 2024

Unaudited Pro Forma Condensed Combined Financial Information, page 128

6.

We note your response to comment 18. Please clarify how you have accounted for the earnout shares to be issued to Heidmar Shareholders, and provide the authoritative guidance that supports your accounting. In addition, tell us how you considered if the issuance of the shares should be reflected in the pro forma financial statements and revise the disclosure, if necessary.

In response to the Staff’s comment, the Company has revised its disclosure on pages 130-131 of Amendment No. 2 to more clearly explain how it accounts for the Earnout Shares.

The Company respectfully advises the Staff that we determined whether the Earnout Shares qualify for equity classification based on an assessment of the Earnout Shares specific terms and applicable authoritative guidance in ASC 815, Derivatives and Hedging.

In accordance with ASC 815-40-15, we performed the following two-step analysis to determine whether the Earnout Shares are considered indexed to the Holdings’ own equity.

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Step 1 — We evaluated whether the Earnout Shares contain any exercise contingencies and, if so, whether they disqualify the Earnout Shares from being classified as equity. Since the settlement of the Earnout shares is contingent upon Holdings meeting certain company specific financial metrics, as defined in the Business Combination Agreement, measured solely by reference to Holdings’ own operations, and the holders of the Earnout Shares will receive either no shares or a fixed amount of shares assuming the specific financial metrics are met, such contingent exercise provisions shall not preclude the Earnout Shares from being considered indexed to Holdings’ own stock.

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Step 2 — We assessed whether the settlement terms are consistent with equity classification. Since the settlement amount of the Earnout Shares will equal the fair value of a number of Holdings’ equity shares that will be known and fixed at the closing of the Business Combination Agreement, subject to certain antidilution adjustments which do not preclude equity classification as the intrinsic value of the Earnout Shares will be the same before and after the dilutive event, we have concluded that such settlement terms are consistent with equity classification.

We further determined that the equity classification conditions in ASC 815-40-25 are met taking into account that there is no provision requiring the net cash settlement of the Earnout Shares and that Holdings controls the ability to settle these instruments in shares.

Therefore, the Earnout Shares are indexed to the Holdings Shares and qualify for equity classification. Such accounting determination will be assessed at each financial statement reporting date to determine whether equity classification remains appropriate.

Earnout Shares to be issued to Heidmar Shareholders

The initial fair value of the Earnout Shares at the closing of the Business Combination Agreement will be classified within equity and the offsetting entry will be recognized within expenses since the Earnout Shares will not be issued pro rata to all the shareholders of Holdings, but only to the Heidmar Shareholders.

Earnout Shares to be issued to MGO’s Financial Advisor

We account for the Earnout Shares to be issued to MGO’s financial advisor as part of the estimated purchase price consideration as contingent consideration in accordance with ASC 805 and the initial fair value of the Earnout Shares at the closing of the Business Combination Agreement will increase the estimated purchase price consideration and will be classified within shareholders’ equity.

November 15, 2024

Currently, because the probability of Holdings meeting the set performance conditions for 2024 is remote, the fair value of the Earnout Shares has been determined to be nil and therefore there is no impact on the pro forma combined financial statements.

MGO and Heidmar are discussing amending the Business Combination Agreement to, among other things, change the earnout conditions that Holdings would need to satisfy in order for the Earnout Shares to be issued, including to have the financial milestones apply to different financial periods. In case there is an amendment that changes the terms of the Earnout Shares, we will re-assess accounting and re-determine the fair value of the Earnout Shares. Assuming that the Earnout Shares still qualify for equity classification and that the initial fair value at the closing of the Business Combination Agreement is not nil, then:

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the initial fair value of the Earnout Shares to be issued to Heidmar Shareholders will be reflected as a transaction accounting adjustment in the pro forma combined financial statements and will increase expenses and equity by the amount of the initial fair value, and

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the initial fair value of the Earnout Shares to be issued to the MGO’s financial advisor will be reflected as a transaction accounting adjustment in the pro-forma combined financial statements and will increase goodwill and Equity by the amount of the initial fair value.

Assuming the performance conditions relating to the issuance of the Earnout Shares had been satisfied, the weighted average number of shares would have increased by 4,840,002 shares and the pro forma basic and diluted earnings per share would have amounted to loss per share of $0.04 and earnings per share of $0.22 for the six months ended June 30, 2024 and year ended December 31, 2023, respectively.

Note 3. Estimated Purchase Price Consideration, page 133

7.	Please revise to update MGO’s publicly traded stock price and the related disclosures in future amendments. This comment also applies to applicable disclosures in Note 4.

In response to the Staff’s comment, the Company has revised its disclosure on page 136 of Amendment No. 2 to update MGO’s publicly traded stock price and related disclosures and acknowledges that it will update this information in future amendments.

If you have any questions or comments concerning the enclosed, please feel free to contact the undersigned at (212) 574-1275 (billotti@sewkis.com) or Holt Goddard at (212) 574-1250 (goddard@sewkis.com).

Sincerely,

/s/ Keith J. Billotti
Keith J. Billotti